

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 4, 2006

Via U.S. mail and facsimile

Mr. Dennis W. Lakomy
Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, IL 60411

> **Re:** **CFC International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 31, 2006**
> **File No. 000-27222**

Dear Mr. Lakomy:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Regulatory Approvals Required for the Merger, pages S-5 and 32

1. We note your new disclosure regarding the "concerns" raised by the FTC. Please briefly discuss these concerns and their potential impact on your proposed merger.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David P. Glatz
       Bell, Boyd & Lloyd LLC
       70 West Madison Street, Suite 3100
       Chicago, IL 60602-4207